Exhibit (g.3)

AMENDMENT TO CUSTODIAN CONTRACT

This Amendment to the Custodian Contract (the “Amendment”) is made as of this 1st day of November, 2000 by and between the Marshall Funds, Inc., a Wisconsin corporation (the “Corporation”), on behalf of the portfolios (hereinafter collectively referred to as the “Funds” and individually referred to as a “Fund”) and the Marshall & Ilsley Trust Company, a Wisconsin chartered trust company (the “Custodian”).

RECITALS

WHEREAS, the Corporation and the Custodian are parties to a Custodian Contract dated as of April 26, 1993, and amended as of November 1, 1995 to permit the Custodian to engage in securities lending on behalf of the Funds, the terms and conditions of which are incorporated by reference (the “Custodian Contract”); and

WHEREAS, the parties desire to amend the provisions of the Custodian Contract relating to compensation for such securities lending services.

NOW, THEREFORE, for good and valuable consideration, the parties hereto agree as follows:

1. Schedule A is amended in its entirety to state as follows:

SCHEDULE A

COMPENSATION

As compensation for its securities lending activity on behalf of the Funds, the Custodian shall be entitled to an amount equal to thirty percent (30%) of (i) in the case of loans not collateralized by cash, the fee paid by a securities borrower with respect to each loan of securities, and (ii) in the case of loans collateralized by cash, the difference between (i) the net realized income derived from investments of the cash collateral, minus (ii) the borrower’s rebate and any other allocable fees and expenses (including without limitation overdraft, transaction and execution charges and expenses).

IN WITNESS WHEREOF, each of the parties have caused this amendment to be executed in their names effective as of the date first set forth above.

MARSHALL FUNDS, INC.		MARSHALL & ILSLEY TRUST COMPANY

By:	/s/ JOHN M. BLASER	By:	(signature illegible)
	President		President

		By:	(signature illegible)
Vice President